03 FEB 19 AM 7:21

unaxis

making IT possible

82-34643

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

03003908

Tel. Nr. Filing desk 202 942 80 50

SUPPL

Date February 12, 2003
Contact Jasmin Lioliou
E-mail jasmin.lioliou@unaxis.com
Directphone ++41 58 360 96 04
Subject Unaxis Holding, Inc.
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Unaxis Holding, Inc. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
Unaxis Holding, Inc.

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

Jasmin Lioliou
Corporate Communications

Enclosure

- **Media Release, 4 Quarter Report 2003**

Unaxis Management Inc.
Churerstrasse 120
P.O.Box
CH-8808 Pfäffikon / SZ

Phone ++41 58 360 96 96
Fax ++41 58 360 91 96
www.unaxis.com

making IT possible

Media Release

Orders received in 2002 rise 7 percent on a comparable basis. Delayed market recovery by the IT industry and fewer orders on hand at the outset of the year cause a 21 percent fall in sales.

Pfäffikon, February 12, 2003 – Orders received by the Unaxis Corporation in fiscal year 2002 were CHF 1,494 million[1] (2001: CHF 1,573 million[1]). On a comparable basis[2], orders received by Unaxis increased by 7 percent in 2002 to CHF 1,428 million (2001: CHF 1,334 million). Unaxis corporation sales in fiscal year 2002 were CHF 1,490 million[1] (2001: CHF 2,127 million[1]). With only CHF 427 million of orders on hand at the outset of the year (start of 2001: CHF 889 million), there was a 21 percent drop in sales on a comparable basis[2] to CHF 1,426 million (2001: CHF 1,796 million).

On a comparable basis, both orders received and sales showed increases in the 4th quarter of 2002[2]. Orders received rose 8 percent on the previous quarter to CHF 349 million (Q3 2002: CHF 322 million); sales were likewise up 2 percent to CHF 382 million (Q3 2002: CHF 373 million).

Segment Information Technology[3]

In the 4th quarter, orders received by the Information Technology segment rose 28 percent to CHF 684 million (CHF 536 million). Sales of CHF 650 million in 2002 were 29 percent down on the previous year (2001: CHF 913 million).

Orders received by the Information Technology segment increased 9 percent to CHF 156 million (Q3 2002: CHF 143 million), while sales relative to the previous quarter were up 8 percent to CHF 194 million (Q3 2002: CHF 180 million).

[1] Key figures for 2002 and 2001 are not directly comparable on account of activities divested in the course of corporate restructuring.
[2] On a comparable basis, i.e. excluding business activities of Materials sold in 2002 and the business activities Leybold Optics, Decorative Coating, Hapsite and Contraves Inc. USA sold in 2001.
[3] On a comparable basis, i.e. excluding business activities of Materials sold in 2002.

Unaxis Management Inc.
Churerstrasse 120
P.O. Box
CH-8808 Pfäffikon SZ

Telephone +41 58 360 96 96
Fax +41 58 360 91 96
www.unaxis.com

Segment Surface Technology[4]

Sales of CHF 306 million by the Surface Technology segment corresponded to a 6 percent decrease on the previous year (2001: CHF 326 million). Surface Technology quarterly sales were strongest at the end of 2002, when they reached CHF 81 million – a 14 percent rise on the previous quarter (Q3 2002: CHF 71 million).

Segment Components and Special Systems[5]

Orders received by the Components and Special Systems segment fell 9 percent to CHF 439 million (2001: CHF 479 million). Sales by this segment were CHF 471million in fiscal year 2002, 15 percent lower than the previous year's figure (CHF 557 million). The 4th quarter of 2002 brought CHF 112 million of orders received, marking a slight increase on the 3rd quarter (CHF 108 million).

Unaxis Management Inc.
Media Relations
Nicolas Weidmann
Tel. +41 58 360 96 96
Fax +41 58 360 91 93
E-mail: media.relations@unaxis.com

Unaxis Management Inc.
Investor Relations
Dr. Philipp Gamper
Tel. +41 58 360 96 22
Fax +41 58 363 91 93
E-mail: investor.relations@unaxis.com

Unaxis Corporation will provide detailed information about the company's annual results at the press and analysts' conference to be held on March 25, 2003 at the SWX Swiss Exchange, Zurich.

Unaxis - a world-class high technology corporation
Unaxis is a globally active leading provider of production systems, components and services for selected growth markets, focused on information technology. Unaxis' activities comprise the Information Technology segment (semiconductors, flat-panel displays, data storage and optical components), Surface Technology, and Components and Special Systems (vacuum technology and space travel engineering). Unaxis employs around 6,500 people and achieved sales of CHF 1,490 million in 2002. Corporate headquarters are in Pfäffikon (SZ) Switzerland, with production facilities in Europe, North America and Asia, plus sales organizations in 22 countries.

[4] On a comparable basis, i.e. excluding the business activitiy Decorative Coating sold in 2001.
[5] On a comparable basis, i.e. excluding the business activitiy Leybold Optics sold in 2001.

Unaxis Corporation quarterly development

in CHF million	2002 Q1-Q4	2002 Q4	2002 Q3	2002 Q2	2002 Q1	2001 Q1-Q4	2001 Q4	2001 Q3	2001 Q2	2001 Q1
Total Unaxis on comparable basis										
Orders received	**1,428**	**349**	**322**	**476**	**281**	1,334	274	266	366	428
Sales	**1,426**	**382**	**373**	**379**	**292**	1,796	411	387	462	536
Orders on hand	**on 12/31/2002** **406**					on 12/31/2001 427				
Total divestments CINC, Hapsite, Materials, Leybold Optics, Decorative Coating										
Orders received	**66**	**7**	**6**	**23**	**30**	239	19	50	81	89
Sales	**63**	**7**	**8**	**24**	**25**	330	22	72	124	112
Orders on hand	**on 12/31/2002** **3**					on 12/31/2001 12				
Total Unaxis Corporation										
Orders received	**1,494**	**356**	**328**	**499**	**311**	1,573	293	316	447	517
Sales	**1,490**	**389**	**381**	**403**	**317**	2,127	433	459	586	648
Orders on hand	**on 12/31/2002** **409**					on 12/31/2001 439				

Quarterly development by division on a comparable basis

Information Technology segment

Orders received *in CHF million*	2002 Q1-Q4	2002 Q4	2002 Q3	2002 Q2	2002 Q1	2001 Q1-Q4	2001 Q4	2001 Q3	2001 Q2	2001 Q1
Semiconductors Back End (ESEC)	**157**	**33**	**30**	**62**	**32**	106	14	19	13	60
Semiconductors Front End	**158**	**25**	**47**	**51**	**35**	207	16	33	74	84
Displays	**91**	**26**	**8**	**55**	**2**	52	5	21	24	2
Data Storage	**184**	**49**	**31**	**80**	**23**	76	2	29	35	10
Optics	**95**	**23**	**27**	**24**	**21**	95	32	5	19	39
Total Information Technology	**684**	**156**	**143**	**272**	**113**	**536**	**69**	**107**	**165**	**195**

Sales *in CHF million*	2002 Q1-Q4	2002 Q4	2002 Q3	2002 Q2	2002 Q1	2001 Q1-Q4	2001 Q4	2001 Q3	2001 Q2	2001 Q1
Semiconductors Back End (ESEC)	**150**	**31**	**49**	**44**	**26**	189	20	28	55	86
Semiconductors Front End	**170**	**54**	**37**	**55**	**25**	328	99	52	100	77
Displays	**68**	**37**	**14**	**6**	**11**	134	8	31	34	61
Data Storage	**171**	**48**	**60**	**43**	**20**	157	40	52	27	38
Optics	**91**	**24**	**21**	**24**	**22**	105	22	24	27	32
Total Information Technology	**650**	**194**	**180**	**172**	**104**	**913**	**189**	**187**	**243**	**294**

Orders on hand *in CHF million*	**on 12/31/2002**	on 12/31/2001
Semiconductors Back End (ESEC)	**17**	1 11
Semiconductors Front End	**49**	70
Displays	**64**	44
Data Storage	**53**	43
Optics	**28**	27
Total Information Technology	**209**	195

Surface Technology segment

Orders received *in CHF million*	**2002**					2001				
	Q1-Q4	**Q4**	**Q3**	**Q2**	**Q1**	Q1-Q4	Q4	Q3	Q2	Q1
Total Surface Technology	**305**	**81**	**71**	**80**	**73**	319	76	74	84	85
Sales *in CHF million*	**2002**					2001				
	Q1-Q4	**Q4**	**Q3**	**Q2**	**Q1**	Q1-Q4	Q4	Q3	Q2	Q1
Total Surface Technology	**306**	**81**	**71**	**79**	**74**	326	80	75	82	89
Orders on hand *in CHF million*	**on 12/31/2002**					on 12/31/2001				
Total Surface Technology	**0**					0				

Components and Special Systems segment

Orders received *in CHF million*	**2002**					2001				
	Q1-Q4	**Q4**	**Q3**	**Q2**	**Q1**	Q1-Q4	Q4	Q3	Q2	Q1
Leybold Vacuum	**352**	**82**	**89**	**97**	**85**	392	96	83	100	113
Contraves Space	**86**	**30**	**19**	**27**	**10**	87	33	2	17	35
Total Components and Special Systems	**439**	**112**	**108**	**124**	**95**	479	129	85	117	148
Sales *in CHF million*	**2002**					2001				
	Q1-Q4	**Q4**	**Q3**	**Q2**	**Q1**	Q1-Q4	Q4	Q3	Q2	Q1
Leybold Vacuum	**358**	**92**	**86**	**95**	**85**	438	93	113	111	121
Contraves Space	**113**	**16**	**35**	**33**	**29**	119	49	12	26	32
Total Components and Special Systems	**471**	**108**	**121**	**128**	**114**	557	142	125	137	153
Orders on hand *in CHF million*	**on 12/31/2002**					on 12/31/2001				
Leybold Vacuum	**31**					40				
Contraves Space	**165**					192				
Total Components and Special Systems	**197**					232				